BORLAND CONTACTS:		STARBASE CONTACT:

Investors	Media	Carolyn Bass
Lynne Farris	Becky Wood DiSorbo	Market Street Partners
(831) 431-1868	(831) 431-1894	(415) 321-2444
lfarris@borland.com	bwood@borland.com	starbase-ir@marketstreetpartners.com

Borland Signs Definitive Agreement to Acquire
Starbase Corporation in an All-Cash Tender Offer

Will Expand Borland’s Presence in the Application Development Lifecycle Market

Conference Call Scheduled for October 9, 2002, 7 a.m. Pacific Time

SCOTTS VALLEY and SANTA ANA, Calif.—October 9, 2002—Borland Software Corporation (Nasdaq NM: BORL) and Starbase Corporation (Nasdaq SC: SBAS) today jointly announced they have signed a definitive agreement pursuant to which Borland will acquire Starbase in an all-cash tender offer for an aggregate purchase price of approximately $24 million or $2.75 per share. Starbase’s products will complement and expand Borland’s suite of products and address a market estimated to reach $1 billion by 2004, according to industry research firm META Group.

Headquartered in Santa Ana, California, Starbase is a leading provider of software configuration management technology. With more than 4,200 customers worldwide, Starbase Corporation delivers an end-to-end software lifecycle solution covering requirements definition and management, application software and content development, and change and configuration management.

Borland’s President and CEO Dale L. Fuller said, “As a leader in software development, Borland solutions accelerate the time it takes to create business applications so that enterprises can compete more effectively. We believe time-to-market demands will continue to compress the development process, making integrated solutions paramount. The acquisition of Starbase advances our goal of integrating all phases of software development into a single, seamless solution that unifies the design, development, testing, and deployment phases of the software application lifecycle.

“We are strengthening Borland’s ability to provide customers with platform-independent technologies that maximize team productivity, ensure higher-quality code, and reduce total cost of ownership,” added Mr. Fuller. “At the end of the day, whether it’s Java, Linux, or .NET, Borland helps enterprises make it faster and better.”

President and CEO of Starbase Corporation James Harrer commented, “Borland is a market leader in software development, and it is an exciting time for us to join forces with a growing company that shares our commitment to development-centric software solutions. Borland has the management team, financial strength, and worldwide distribution network to truly leverage our technology into

Borland to Acquire Starbase Corporation
October 9, 2002

the market. As Borland integrates Starbase’s complementary technologies, we will enable software development teams to enhance productivity across all phases of the application lifecycle. We are very excited about the opportunities presented by this transaction.”

Borland’s Executive Vice President and Chief Financial Officer Frederick A. Ball said, “Starbase is recognized for its market-leading solutions in the areas of requirements management, version control, collaboration, and defect tracking. By tightly integrating Starbase’s technology with Borland’s, we believe we can create a more competitive solution that meets the needs of a growing market. Through the integration of Starbase’s organization and leveraging their assets, we believe we can achieve synergies that will deliver higher revenues, operating income, and earnings.”

Subsequent to closing, Starbase’s product lines will be distributed globally through Borland’s direct and indirect channels.

“With more than $305 million in cash and equivalents at June 30, 2002, it is our goal to continue to employ these valuable assets in ways that will enhance shareholder value. We believe that thoughtful, well-executed acquisitions will provide new growth opportunities that enhance our existing businesses, further strengthen our market leadership, and help us achieve sustainable, long-term, and profitable growth,” concluded Mr. Ball.

About the Transaction

Under the terms of the agreement, Borland will commence an all-cash tender offer to acquire all of the outstanding shares of Starbase at a price of $2.75 per share, followed by a merger in which the holders of the remaining outstanding shares of Starbase common stock will receive the same cash price per share. Borland has also agreed to make available to Starbase bridge financing of $2 million to fund its operations until the transaction is completed.

The acquisition has been approved by the boards of directors of Borland and Starbase and is subject to customary closing conditions.

Bear, Stearns & Co. Inc. acted as Borland’s exclusive financial advisor, and SG Cowen acted as Starbase’s exclusive financial advisor with respect to this transaction.

Forward Guidance

The impact of this acquisition on Borland’s 2002 fourth quarter results will depend on the timing of the close. The company expects to incur acquisition and transaction costs of approximately $7 million to $12 million, which will be included as part of the acquisition accounting.

Assuming the acquisition is completed in the 2002 fourth quarter, Borland expects it to contribute approximately $30 to $35 million to 2003 revenue and to be accretive to earnings per share by the second quarter, excluding acquisition-related costs. More detailed guidance will be provided on Borland’s third quarter conference call on October 24.

Conference Call Information

Borland Software Corporation will host a teleconference and simultaneous Webcast today at 7 a.m. Pacific Time. To access the live Webcast, please visit www.companyboardroom.com or Borland’s

Borland to Acquire Starbase Corporation
October 9, 2002

Website at www.borland.com at least 30 minutes prior to the call to download any necessary audio or plug-in software. A replay of the audio-cast will be accessible by dialing (719) 457-0820 and using passcode 768079. The Webcast will be archived for two weeks and available at www.borland.com.

About Starbase

Starbase Corporation delivers an end-to-end enterprise software lifecycle solution covering requirements definition and management, code and content development, and change and configuration management. Starbase solutions, including CaliberRM and StarTeam, successfully drive development from concept to completion by implementing a requirements-driven development process that provides full visibility, traceability, and collaboration throughout the software development lifecycle. Using Starbase, enterprises can use a custom process framework to control the development process, manage key software disciplines and ensure fast adoption without impacting the development process or forcing organizational change. With approximately 240 employees, Starbase Corporation is headquartered in Santa Ana, California. To learn more, visit http://www.starbase.com.

About Borland

Borland Software Corporation is a leading provider of technology used to develop, deploy, integrate, and manage software applications. Delivering best-in-class technology solutions dedicated to interoperability, Borland allows enterprises of all sizes to move into Web based computing while leveraging legacy systems. From the Fortune 1000 to the Borland Developer Network comprised of millions of developers around the world, Borland provides customers the freedom to develop applications, deploy them anywhere, and integrate and manage them across the enterprise. Borland solutions enable organizations to increase productivity and deliver higher performance projects faster and on budget, while lowering total cost of ownership.

Founded in 1983, Borland is headquartered in Scotts Valley, California with operations worldwide. To learn more, visit Borland at http://www.borland.com, the Borland Developer Network at http://bdn.borland.com, or call Borland at (800) 632-2864.

All Borland brand and product names are trademarks or registered trademarks of Borland Software Corporation in the United States and other countries. All other marks are the property of their respective owners.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Starbase shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time the expected tender offer is commenced, Borland will file these tender offer materials with the Securities and Exchange Commission and Starbase will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement will contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of Starbase. All of these materials will also be available free of charge at the SEC’s website at www.sec.gov.

Borland to Acquire Starbase Corporation
October 9, 2002

Forward-Looking Statements

This release contains “forward-looking statements.” All statements that are not historical are forward-looking. Forward-looking statements may relate to, but are not limited to, Borland’s future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, and the growth of the market for its solutions. Borland’s and Starbase’s actual results could differ materially from those contained in the forward-looking statements, which are based on current expectations of Borland and Starbase management and are subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of the conditions to closing, and, following the consummation of the merger, Borland’s ability to successfully integrate Starbase’s operations and employees, general economic factors and capital market conditions, general industry trends, the size and timing of enterprise-level sales, the potential effects on the combined company of competition in computer software product and services markets, growth rates in the software and professional services markets that it participates in, rapid technological change that can adversely affect the demand for its products, shifts in customer demand, market acceptance of new or enhanced products or services developed, marketed or sold by the combined company, delays in scheduled product availability dates, open source technologies that compete with each company’s products, actions or announcements by competitors, software errors, reduction in sales to or loss of any significant customers, each company’s ability to protect its intellectual property rights, the dependence on technologies licensed from third parties, each company’s ability to attract and retain qualified personnel, and each company’s ability to contain costs. These and other risks may be detailed from time to time in Borland’s and Starbase’s periodic reports filed with the Securities and Exchange Commission, including, but not limited to, the latest Annual Report and the latest Quarterly Report filed by each, copies of which may be obtained from www.sec.gov. Borland and Starbase are under no obligation (and expressly disclaim any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

# # #